BRT REALTY TRUST
60 Cutter Mill Rd. Suite 303
Great Neck, NY 11021
(516) 466-3100

March 27, 2008

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Ms. Van Doorn:

We are in receipt of your comment letter dated March 6, 2008 regarding our Annual Report on Form 10-K for the year ended September 30, 2007 (File No. 001-07172). We have reviewed your comments and provide responses below to each of your comments. Our responses follow the order of your letter.

1. With respect to six outstanding loans with an aggregate principal amount of $64 million to six borrowing entities controlled by one individual, you have requested that we clarify the number and principal balance of these loans that are performing and the number and principal balance that are impaired.

At September 30, 2007 and up to the filing date of the Form 10-K, all of these loans were performing in accordance with their contractual obligations and were not impaired. These loans are not the loans described in the second paragraph on page F-13.

The disclosure in the section “Our Loan Portfolio” was provided to describe the credit concentration to borrowers controlled by one individual. To the extent that all of the loans were performing, additional information would not provide significant additional value to a reader. Nevertheless, in future filings we will add the status of the loans to this disclosure.

2. With respect to the trends noted and the current interest rate and credit markets, you have asked us to clarify what consideration we gave to discussing in the Management’s Discussion and Analysis, the unfavorable trends and effect on future operating results including expected increases in the loan loss provision referring to Item 303(a)(3)(ii) of Regulation S-K.

In drafting Management’s Discussion and Analysis for the Form 10-K, we were cognizant of Item 303(a)(3)(ii) of Regulation S-K, which provides for the description of “any known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales, revenues or income from continuing operations.” We refer you to the subheading “Outlook” under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 30 of the Form 10-K. The “Outlook” section states that a difficult or declining real estate market in the New York metropolitan area, in the states of Tennessee and Florida, or in other parts of the country, and a recessionary economy could potentially have the following adverse affects on our business: (i) an increase in loan defaults which will result in decreased interest and fees on our outstanding real estate loans; (ii) an increase in loan loss reserves; (iii) an increase in expenses incurred in foreclosures and restructurings; (iv) a decrease in loan originations; (v) a decrease in rental income from properties owned by us or joint ventures in which we are a venture participant; and (vi) an increase in operating expenses relating to real estate properties. The “Outlook” section goes on to state that as a result of the more difficult real estate environment (particularly in the State of Florida) and the disruptions in the credit markets in the second half of 2007, we experienced an increase in loan defaults, an increase in loan loss reserves, an increase in foreclosure actions and the expenses related to such actions and a decrease in loan originations and that we cannot project, if and when these trends will stabilize or reverse. This disclosure was intended to be, and we believe it is, responsive to the requirements of Item 303(a) (3) (ii) of Regulation S-K.

We also point out that certain of the Risk Factors included in the Form 10-K contain disclosure about trends in our business and note the following:

•
On pages 10 and 11 of the Form 10-K under the sub-caption “If borrowers default on loans, we will experience a decrease in income and any recovery may be limited by the value of the underlying property”, after disclosing the difficulties in our business commencing in the third quarter of fiscal 2007 (page 11), we state in the last sentence of this risk factor as follows: “If uncertainty in the mortgage industry continues, we may continue to experience defaults by our borrowers.”

•
Under the heading “Decrease in Loan Originations 2007 Fiscal Year compared to the 2006 Fiscal Year” on page 11 of the Form 10-K,” we state as follows in the last sentence under this heading: “Unless there are positive changes in the environment for real estate transactions and in the credit markets, the level of originations may decrease in fiscal 2008 as compared to 2007, which could have an effect on our revenues and net income.”

•
Under the heading “Our allowance for loan losses and valuation allowances against owned real estate may not be adequate to cover actual losses,” on page 12 of the Form 10-K, it is stated in the final two sentences under this heading as follows: “Our allowance for loan losses and impairment allowance may not be adequate to cover actual losses and we may need to take additional reserves in the future. Actual losses and additional reserves in the future could materially and adversely affect our business, net income, shareholders’ equity and cash distributions to our shareholders.”

•
Under the heading “Dependence on Two Borrowers in Fiscal 2007” on page 13, in referring to the significant originations attributable in 2007 to two borrowers, it is stated as follows in the last sentence under this heading: “A significant reduction in our originations, as a result of a loss of the business of these two individuals, or either of them, without replacing them, could have an adverse affect on our revenues and net income in fiscal 2008.”

The discussion in the “Outlook” section of our Management’s Discussion and Analysis, standing alone, and the totality of the information included throughout the relevant sections of the Form 10-K, provides appropriate, complete and accurate information relating to the trends and effect on operating results related to the trends noted in your comment letter. In considering the information included in the Form 10-K, we concluded that including language in the MD&A that merely repeated information appearing elsewhere in the filing, particularly in the risk factors section, would be redundant. However, we will seek to include information in the MD&A section of future filings that will review the effect of the current real estate market and any trends relating to the real estate credit markets that will have an effect on the company’s results of operations.

3. Your comment inquires as to what consideration we gave to Item 3(a)(4) of Regulation S-K with respect to disclosing the off balance sheet risk associated with our investment in CIT, including reimbursing up to 75% of its foreclosure losses, as well as the possibility of having to consolidate CIT under FIN 46 (R).

In Item 1. Business under the heading “Joint Venture with CIT Capital USA, Inc.”, (page 8) we disclosed the following:

“Losses. If the joint venture sustains any loss of principal with respect to loans that are foreclosed upon, the BRT member will reimburse the CIT member up to 75% of the actual loss, but only to the extent that amounts received by BRT member from cash distributions exceed the BRT member’s 9% return, with such reimbursement to be capped at two-thirds of 1% of the highest aggregate principal amount of the venture’s loans outstanding.” (Emphasis added).

In view of the provisions of the joint venture agreement, capping the reimbursement of losses at two-thirds of 1% of the highest aggregate principal amount of the venture’s loans outstanding, and requiring such reimbursement only from the BRT members distributions in excess of a 9% return, the current risk of reimbursement would be approximately $322,000, based on the current outstanding portfolio of $48,230,000. Additionally, this reimbursement would first be used to reduce the income allocated to the BRT member. Accordingly, this off balance sheet risk is both remote and minimal and we do not believe information relating to the value of such risk would be meaningful to an investor.

In future filings we will expand the disclosure to quantify this risk if it is material and if there is a situation where this provision of the joint venture agreement is reasonably likely to have a current or future effect on our financial condition, changes in financial condition, results of operations or liquidity.

Your comment also inquires as to the possibility of having to consolidate the joint venture under FIN 46 (R). Please refer to our answer to comment 10 below.

4. The comment requests a clarification as to why the valuation allowance on performing impaired loans would not be adjusted to reflect any changes to the impairment measurement as defined in paragraph 13 of SFAS 114.

Our disclosure in the first paragraph under the sub heading “Income Recognition” in Note 1 on page F-8 as it relates to leaving the valuation constant, refers only to the addition of accrued interest to the recorded investment offset by the subsequent cash receipt.

It is our policy to review all loans and assets for impairment on a quarterly basis. This includes loans that have had previous impairment charges.

Our policy as it relates to valuation allowances is discussed more fully in various sections of the Report.

All of our loans are collateral dependent loans and impairment is based upon the fair value of the collateral as discussed in SFAS 114. On page 31 of our Form 10-K we state that we review our mortgage portfolio and the real estate assets underlying our portfolio quarterly to ascertain if there has been any impairment in the value of these assets in order to determine if there is a need for a provision for an allowance for possible losses. As discussed on page F-9, our accounting policy for allowance for possible losses is as stated below:

“A loan evaluated for impairment is deemed to be impaired when based on current information and events it is probable that the Trust will not be able to collect all amounts due according to the contractual terms of the loan agreement. When making this evaluation numerous factors are considered, including, market evaluations of the underlying collateral, estimated operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an estimated capitalization rate to the projected stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuations, the value of the underlying collateral securing the loan is less than the recorded investment in the loan, an allowance is created with a corresponding charge to expense.”

In future filings we will modify this disclosure under the income recognition paragraph to remove any ambiguity that we do not modify our valuation allowance should further impairment charges be necessary.

5.  The comment inquires as to the nature of foreclosure costs and our basis in GAAP for capitalizing these costs as referenced in the Notes to the Financial Statements under the section “Real Estate Properties and Real Estate Properties Held for Sale” on page F-9.

We account for direct foreclosure costs such as legal and professional fees, in accordance with paragraph 38 of SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and accordingly these costs are expensed as incurred.

During the current fiscal year we capitalized approximately $132,000 of costs incurred for transfer taxes, title insurance and sheriff charges ($0 and $8,000 in fiscal 2006 and 2005, respectively). We had considered these costs to be subsequent to the foreclosure of the property and in accordance with paragraph 29 of SFAS 15 we capitalized theses costs. The amount for 2007, as with prior years, are immaterial to the results of operations of the company. Upon further review these costs may be considered direct foreclosure costs and should have been expensed. In the future we will expense such costs.

In future filings we will modify our disclosure to state that all expenses incurred in the connection with the foreclosure of a property will be expensed as incurred in accordance with SFAS 15 (as amended).

6. The comment requests that we clarify what is meant by the term “represented” as it relates to three non-performing loans totaling $37,847,000 in the second paragraph on page F-13.

In the sentence the phrase “represented by existing multi-family condominium developments” denotes that the three non-performing loans are secured by existing multi-family condominium developments. In future filings, we will change the language from “represented” to “secured by,” as it provides a better depiction of the secured nature of the loans.

You have also requested that we clarify and provide further detail in connection with the five loans in the aggregate amount of $52,548,000 that were added to non-performing status at September 30, 2007.

The requested data is presented below.

Loan Designation	Apopka,FL	Miami Beach, FL	Naples, FL	Fort Wayne, IN	New York, NY
Principal Balance	$19,422,000	$11,927,000	$6,498,000	$13,563,000	$1,138,000
Accrued Interest	0	0	0	0	0
Cross collateral or cross default provisions (1)	No	No	No	No	No
Secured	Yes	Yes	Yes	Yes	Yes
Security	Condominium Units	Condominium Units	Condominium Units	Garden Apartment Complex	Retail Building
Recourse/Non recourse	Recourse	Recourse	Recourse	Recourse	Recourse
Impaired	Yes	No	Yes	Yes	No
Loan loss allowance	$2,297,000	0	$665,000	$2,530,000	0
Collateral Dependent (2)	Yes	Yes	Yes	Yes	Yes

(1)	Each of the loans is to a separate borrower and each borrower has no other loans outstanding to us.
(2)	Loan loss reserve on collateral dependent loans is based on the fair value of the collateral.

7. Your comment requests that we indicate how we plan to expand our disclosure to better describe our risk with respect to the loans described in response 6 above and to include the information outlined above.

 Although much of the data contained in the table above is contained in Footnote 2 - Real Estate Loans (pages F-12-13), Schedule IV Mortgage Loans on Real Estate (pages 26-27), and the loan default section located in Item 1.Business, Loan Defaults (page 5), in future filings we will expand our disclosure to provide the details referenced above for loans that become non-performing. This information will be provided in tabular format whenever possible to provide a clear understanding of the details of the non- performing loans.

8. The comment asks what consideration we gave to disclosing the amount of interest income recognized on a cash basis for the impaired loans during the period or if no such cash payments were received disclosing that fact, referring to paragraph 20 (c) of SFAS 114.

In our income recognition section of Note 1 (page F-8), we state that we recognize interest on impaired non-accrual loans on a cash basis. We did not recognize any cash basis income on these loans in fiscal 2007. We also disclosed in Note 2 - Real Estate Loans (page F-13) the amount of impaired loans that were earning interest and the amount of interest income that was recognized on them. Accordingly, we are in compliance with paragraph 20 (c) of SFAS 114.

In future filings we will state that no interest income was recognized on impaired non accrual loans should this be the case.

9. It is requested that in future filings we expand our footnote disclosure relating to our joint venture with CIT Capital USA to include similar information to the disclosures made on pages 7-8.

In future filings we will expand the footnote disclosure to include the additional information.

10. You have inquired how we considered paragraph 5, 14 and 15 of FIN 46(R) in determining that our joint venture with CIT does not represent a variable interest entity where we are the primary beneficiary.

The BRT member of this joint venture holds a 25% interest and the CIT member holds a 75% interest. As stated in our response to comment 3, the losses that the BRT member may have to absorb are limited to its distributions in excess of 9% and are capped at 2/3 of 1% of the highest aggregate principal amount of the venture’s loans outstanding. As indicated in our response to comment 3 above, our maximum exposure at September 30, 2007 was $322,000. Based upon these facts, we reviewed the Variable Interest Entity (“VIE”) requirements and the consolidation of a VIE under the guidance set forth in FIN46(R) and concluded that this entity is not a VIE and it is not subject to consolidation under FIN46(R). Our methodology and conclusion are addressed below.

This joint venture with CIT does not meet the three criteria established in paragraph 5 of FIN46 (R) that make the entity subject to consolidation. The three criteria are as follows:

a)
The equity at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. This entity is entirely composed of equity from both partners and does not have a debt component. The joint venture agreement does allow a debt component (which was never effectuated) but it is limited to 33% of the capital structure.

b)
As a group the holders of the equity investment at risk lack any of the three characteristics of a controlling interest. The three criteria have been reviewed and the equity holders have the ability to make decisions about the entity, they have the obligation to absorb the expected losses of the entity and have the right to receive the residual returns of the entity.

c)
The investors lack the characteristic of voting rights in proportion to absorb the expected losses of the entity as the BRT member is responsible for absorbing a small portion of a foreclosure loss should it occur. This criteria also requires that substantially all of the entity’s activities either be involved or conducted on behalf of the investor having disproportionably few voting rights, which is not the case here.

11. You have asked for confirmation that the certifying individuals signed the certifications required by Exchange Act Rule 13a-14(a) in a personal capacity and that in future filings the certifications be revised to exclude the title of the certifying individual from the opening sentence.

We confirm to you that the individuals signing such certifications did so in a personal capacity and future filings will exclude the title of the certifying individual from the opening sentence of the certificate.

If there are any additional questions or comments that you may have, please contact me at the number listed above.

Sincerely,
BRT REALTY TRUST

/s/George Zweier

George Zweier
Vice President and
Chief Financial Officer

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